EXHIBIT 12.1

AMERICAN FINANCIAL REALTY TRUST

Ratio of earnings to combined fixed charges and preferred share dividends (1)

(Dollars in thousands)

	Three Months Ended March 31, 2005	Year Ended December 31, 2004	Year ended December 31, 2003	Period from September 10, 2002 to December 31, 2002
Income before minority interest and discontinued operations	$(23,324)	$(25,358)	$(28,303)	$9,167
Fixed charges (from below)	36,351	94,264	31,103	3,361

Total earnings	$13,027	$68,906	$2,800	$12,528

Fixed charges :
Interest expense on continuing operations, including amortization of deferred financing costs and debt premium	$36,351	$94,264	$31,103	$3,361

Total fixed charges	$36,351	$94,264	$31,103	$3,361

Ratio of earnings to combined fixed charges and preferred dividends	(2)	(2)	(2)	3.73

(1)	We have not issued any preferred shares as of the date of this prospectus, and therefore there were no preferred share dividends included in our calculation of ratios of earnings to combined fixed charges and preferred share dividends for these periods.
(2)	The dollar amount of the deficiency was $23,324, $25,358 and $28,303 for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively. Non-cash charges such as depreciation and amortization are deducted from earnings for purposes of this calculation.